SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 25, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on March 25, 2005

Amsterdam • 25 March 2005

ING to acquire up to 19.9 per cent of Bank of Beijing

ING Groep N.V.‘s wholly owned subsidiary, ING Bank N.V. (“ING”) today announced an agreement with the Bank of Beijing to acquire up to a 19.9 per cent holding for a consideration of approximately RMB 1.78 billion (EUR 166 million) as part of a broader strategic alliance. Subject to final regulatory approvals, ING will take two seats to join the current 15-person board of directors of the bank as part of the strategic alliance.

The agreement was signed today in Beijing between ING Chairman, Michel Tilmant, and Bank of Beijing’s Chairman, Yan Bingzhu.

Bank of Beijing is the second largest city commercial bank in China and the third largest bank in Beijing, employing over 3,600 staff, serving retail and corporate clients through 116 branches. It also has a network of 272 ATMs and a fast-growing e-banking business. At the end of 2004, the bank had total assets of RMB209 billion (EUR18.9 billion).

ING plans to leverage its own retail banking expertise to work closely with the Bank of Beijing on the development and expansion of its offering to customers. ING’s partnership will further support the bank as it looks to improve its corporate governance, risk management, human resources and management functions. ING’s investment represents an important step in developing a distribution platform in China, utilising the Bank of Beijing’s branch network and other channels to offer insurance and wealth management products to new and existing customers of the bank.

Michel Tilmant, ING Chairman, stated: “We are delighted to have been able to sign this agreement with one of China’s most highly regarded banks. We believe there is large growth potential for in retail banking in China, and in Beijing in particular and we are excited to have the opportunity to work closely with Bank of Beijing to achieve that potential. This investment will allow ING to deepen its penetration into the Beijing market, and provides us with a platform to sell a range of insurance and investment products to an increasingly affluent customer-base.”

Bank of Beijing’s Chairman, Yan Bingzhu, stated: “The introduction of foreign shareholders is aimed to the promotion of BOB’s internationalization strategy, brand building, enhancement of core competitiveness and sustainable development of Bank of Beijing.” Mr. Yan added: “Bank of Beijing, ING and IFC share complementary advantages, and based on the principle of equality and mutual benefit, the three parties will work closely to make Bank of Beijing one of the most competitive commercial banks in China. We believe that through the introduction of international practice, advanced new products and technology and senior management from ING, Bank of Beijing will provide better financial services to Beijing economy and the residents of the capital city.”

The proposed acquisition follows the opening of a new branch office in Beijing for ING Capital Life Insurance Company, ING’s joint venture with Beijing Capital Group which also operates in Dalian, Liaoning Province. ING is currently active in Beijing through China Merchants Fund Management, its asset management joint-venture with China Merchants Securities, offering a range of bond, cash and equity funds to domestic Chinese retail and institutional investors. ING Bank also operates in Beijing through a representative office, serving corporate banking clients and offering financial markets, debt capital markets, mergers and acquisitions, and structured products.

Press enquiries:
ING Group
Debbie Brand, +31 20 541 6526, +31 6 55173764, debbie.brand@ing.com
Sheel Kohli, +852 9100 8576, sheel.kohli@asia.ing.com
Polly Leung, +86 13818367481, polly.leung@asia.ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Bank of Beijing was established in 1996 with the approval of the People’s Bank of China (“PBOC”) and was previously called the Beijing City Cooperative Bank, and which was formed by the merger of 90 credit cooperatives in Beijing. While Bank of Beijing’s existing business is primarily corporate, it intends its retail business to be the primary driver of growth in the future.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: March 25, 2005